Greenlight Capital Re, Ltd.
65 Market Street, Suite 1207
Jasmine Court, Camana Bay
P.O. Box 31110
Grand Cayman, KYI-1205
Cayman Islands

March 8, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Greenlight Capital Re, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2011 (the “Form 10-K”)
Form 10-Q for the Quarterly Period Ended September 30, 2012 (the “Form 10-Q”)
File No. 001-33493

Dear Mr. Rosenberg:

Set forth below are the responses of Greenlight Capital Re, Ltd. (the “Company” or “we”) to the comment letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated February 12, 2013 with respect to the Form 10-K and Form 10-Q referenced above.
For your convenience, we have set forth below the Staff's comments contained in your letter dated February 12, 2013 followed by the Company's response thereto. Caption references and page numbers refer to the captions and pages contained in the Form 10-K or Form 10-Q, unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Form 10-K or Form 10-Q, as applicable. All numbers are in thousands except where noted otherwise.
Form 10-K for Fiscal Year Ended December 31, 2011
Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Investment Income, page 43

1.
Please refer to prior comment two. Please provide us proposed disclosure to be included in future periodic reports that describes the factors underlying your inability to quantify the risks and uncertainties relating to your short sales and how you manage these risks to minimize an adverse impact on your future results of operations and financial position.

We will update the disclosure to also include the following in our future periodic reports:

“Unlike long investments, short sales theoretically involve unlimited loss potential since there is no limit as to how high the market price of a security may rise. While it is not possible to list all of the reasons why a loss on a short sale may occur, a loss on short sale may be caused by one or more of the following factors:

•	Fluctuations in the share price due to an overall positive investment market;

•	Sudden unexpected changes in the underlying business model of the issuer;

•	Changes in laws and regulations relating to short sales;

•	Press releases and earnings guidance issued by the issuer;

•	A merger or acquisition of the issuer at a price in excess of the current share price;

•	The shares of the issuer becoming difficult to borrow;

•	A short squeeze

Given the various scenarios under which a loss may occur on a short sale, it is not possible to quantify the risk and uncertainly of loss relating to short sales. However, our investment advisor typically performs a detailed analysis prior to entering into a short sale. Thereafter, the investment is routinely monitored by our investment advisor. Our investment guidelines limit any single investment from constituting more than 20% of the portfolio (10% for GRIL's portfolio) at any given time, hence limiting the potential adverse impact on our results of operations and financial position.”

Notes to Consolidated Financial Statements
9. Share Capital, page F-21

2.
Please refer to prior comment five. As originally requested, please provide us proposed disclosure to be included in future periodic reports that quantifies the amount of consolidated retained earnings that is restricted or free of restriction for payment of dividends to Greenlight Capital Re, Ltd's shareholders. Refer to Rule 4-08(e) (1) of Regulation S-X. Also, revise your proposed disclosure to quantify the amount of GRIL's capital and surplus that can be distributed as dividends to Greenlight Capital Re, Ltd.

We will update the disclosure we had proposed in our response to your prior comment five, to also include the following in our future periodic reports.

“As of December 31, 2012, none of the Company's retained earnings were restricted from payment of dividends to the Company's shareholders. However, since most of the Company's capital and retained earnings are invested in its subsidiaries, a distribution from one or more of the Company's subsidiaries would likely be required in order to fund a dividend to the Company's shareholders. Any dividends declared and paid from Greenlight Re to the Company would require approval of the Cayman Islands Monetary Authority. As of December 31, 2012, $448.9 million of Greenlight Re's capital and surplus was available for distribution as dividends. The amount of dividends that GRIL is permitted to distribute is limited to its retained earnings and the Central Bank of Ireland has powers to intervene if a dividend payment were to lead to a breach of regulatory capital requirements. As of December 31, 2012, $2.4 million of GRIL's capital and surplus was available for distribution as dividends.

GRIL is obliged to maintain a minimum level of capital (the “Required Minimum Margin”). As of December 31, 2012 and 2011 GRIL met those requirements. As of December 31, 2012 and 2011, GRIL's statutory capital and surplus was the same as its GAAP capital and surplus of $42.5 million and $40.6 million, respectively. The Required Minimum Margin for GRIL as of December 31, 2012 and 2011 was $8.3 million and $6.5 million, respectively. GRIL's statutory net income (loss) was $1.8 million, $(1.6) million and $2.1 million for the years ended December 31, 2012, 2011 and 2010, respectively.”

Form 10-Q for the Quarterly Period Ended September 30, 2012
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 38

3.	Please refer to prior comment seven. We acknowledge the information in your response. Please provide us this information as proposed disclosure to be included in future periodic reports.

•	Describe how “float” is calculated and quantify the amount of “float” for each period presented. Separately disclose the amount of claim payments versus premiums collected included in “float”

•
Describe and quantify the factors underlying changes in your “float” for each period presented, particularly those factors that create volatility from period to period. For example, quantify the excess of claim settlements for maturing older underwriting contracts over associated “float” for each period presented.

•	Describe and quantify the reasonably likely trend in your future “float” and the related impact on your future net cash provided by (used in) operating activities.

With reference to your prior comment seven, as discussed telephonically with Frank Wyman of your office on February 27, 2013, we wish to amend our response contained in our letter dated January 9, 2013 and intend to replace our proposed disclosure for future periodic reports with the following as it relates to our most recently completed year ended December 31, 2012:

For the years ended December 31, 2012, 2011 and 2010, the net cash provided by (used in) operating activities was $(50.6) million, $(25.9) million and $38.5 million, respectively. Included in the net cash provided by (used in) operating activities were investment related expenses (such as investment advisor compensation, and net interest and dividend expenses) of $53.1 million, $34.0 million, $30.3 million for the years ended December 31, 2012, 2011 and 2010, respectively. If we subtract the investment related expenses from the net cash provided by (used in) our operating activities the result is primarily net cash provided from underwriting activities which was $2.5 million, $8.1 million and $68.7 million for the years ended December 31, 2012, 2011 and 2010, respectively. The decrease in cash from underwriting activities since 2010 was primarily a result of claims being paid on our older underwriting contracts that have matured or are currently in run-off, mainly relating to the commercial automobile business ($86.2 million and $77.1 million for the years ended December 31, 2012 and 2011). Additionally, the decrease was also due to the growth in non-standard automobile contracts for which claims are paid over a shorter period than our other contracts. For the years ended December 31, 2012 and 2011, as non-standard automobile contracts made up a larger portion of our business (41.3% and 8.4% of gross written premiums, respectively) the amount of cash generated from underwriting activities decreased. Generally, in a given period if the premiums collected are sufficient to cover claim payments, we would generate cash from our underwriting activities. Due to the inherent nature of our underwriting portfolio, claims are often paid several months or even years after the premiums are collected. The cash generated from underwriting activities, however, may be volatile from period to period depending on the underwriting opportunities available. While we expect to continue generating net cash from our underwriting operations, the amount of cash provided by operating activities may be impacted by further changes in our mix of business, large claim payments resulting from past and future catastrophic events, adverse loss development on existing and future contracts, or lack of attractive underwriting opportunities.

Please do not hesitate to contact the undersigned at (345) 749-0205 with any questions or comments regarding any of the foregoing.

Very truly yours,
/s/ Tim Courtis
Tim Courtis
Chief Financial Officer

4